Exhibit 12.1
SOUTHERN POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2014
and the three months ended March 31, 2015

	Year ended December 31,					Three Months Ended March 31,
	2010	2011	2012	2013	2014	2015
	---------------------------------------------Thousands of Dollars-----------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings Before Income Taxes	$206,664	$238,088	$267,906	$211,428	$171,847	$45,181
Interest expense, net of amounts capitalized	76,120	77,334	62,503	74,475	88,992	21,965
Interest component of rental expense	176	191	267	632	1,327	357
Amortization of capitalized interest	2,905	3,412	4,498	6,340	4,555	1,139
Pre-tax net loss from non-controlling interest	—	—	—	—	1,246	79
Earnings as defined	$285,865	$319,025	$335,174	$292,875	$267,967	$68,721
FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$85,054	$90,479	$78,497	$80,572	$85,720	$21,174
Interest on affiliated loans	8	534	—	—	—	—
Interest on interim obligations	603	1,374	1,930	1,412	1,109	430
Amortization of debt discount, premium and expense, net	2,098	2,026	1,169	1,266	1,261	315
Other interest charges	466	922	(1)	402	789	161
Interest component of rental expense	176	191	267	632	1,327	357
Fixed charges as defined	$88,405	$95,526	$81,862	$84,284	$90,206	$22,437
RATIO OF EARNINGS TO FIXED CHARGES	3.23	3.34	4.09	3.47	2.97	3.06